1925 W. Field Court, Suite 300
Lake Forest, IL 60045

April 3, 2013

United States Securities and Exchange Commission
Washington, D.C.  20549
Attention:  Joel Parker

Re:	Akorn, Inc.
Item 4.01 Form 8-K
Filed March 28, 2013
File No. 001-32360

Dear Mr. Parker,

Akorn, Inc. (“Akorn” or “we”) is submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 29, 2013, with respect to Akorn’s above-referenced filing with the Commission.  We acknowledge that:

•	Akorn is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Akorn may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Set forth below is the heading and text of each comment followed by our response:

Item 4.01 Changes in Registrant’s Certifying Accountant.

1.  Please confirm that you will amend this Item 4.01 8-K to:

•
Disclose the effective date of the dismissal of Ernst & Young LLP once they have completed their audit services for the first fiscal quarter ending March 31, 2013 and the filing of the Company’s Quarterly Report on Form 10-Q for the same quarter with the Securities and Exchange Commission.; and

•	Update the interim period related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal.

Response:  As requested, we will file an amended Form 8-K disclosing the effective date of the dismissal of Ernst & Young LLP (“E&Y”) as our independent registered public accounting firm, following E&Y’s completion of audit services for the first fiscal quarter ending March 31, 2013 and the filing of Akorn’s quarterly report on Form 10-Q with the SEC for that quarter.  We will likewise update our disclosures related to paragraphs (a)(1)(iv) and (a)(2) of Item 304 of Regulation S-K through the effective date of dismissal of E&Y and engagement of KPMG LLP, respectively.

2.  Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, Ernst & Young LLP, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K.

Response: We confirm that we will request that E&Y provide us with an updated letter addressing our revised 8-K disclosure, and that once received we will file E&Y’s updated letter as Exhibit 16 to our amended 8-K filing.

We thank the Staff for offering its feedback regarding our filings with the Commission, as this helps us to maintain full compliance with our disclosure requirements.

Please feel free to directly contact me via phone or e-mail with any follow-up questions or comments.  I can be reached at tim.dick@akorn.com or by phone at (847) 279-6150.

Sincerely,

/s/ Timothy A. Dick

Timothy A. Dick
Chief Financial Officer